May 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Andrew Mew, Accounting Branch Chief
Donna Di Silvio, Staff Accountant

Re:	Encompass Group Affiliates, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-30486

Ladies and Gentlemen:

On behalf of Encompass Group Affiliates, Inc. (the “Company”), we are transmitting the Company's responses to the additional comment of the Commission Staff as presented in your letter dated April 20, 2010.  Our April 7, 2010 supplemental response letter addressed the Commission Staff’s follow up comments in the letter dated March 16, 2010, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009 filed on September 28, 2009 (the “10-K”) and the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 16, 2009 (the “10-Q”).  As noted in our response below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comment in the Company’s future filings with the Commission, if appropriate given the facts and circumstances.

For ease of reference, we have set forth below the Staff's additional comment followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K and 10-Q.

Form 10-K for the Fiscal Year Ended June 30. 2009

Note 1.  Basis of Consolidation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-7

1.
We note your responses to prior comments one and two.  Your proposed MD&A disclosure refers to the fair value of reporting units rather than one reporting unit.  Consistent with your response to prior comment two please ensure and confirm to us that your revised disclosure in MD&A and the notes to the financial statements will clearly state that you evaluate goodwill for impairment at the entity level effective July 1, 2009.  In addition, please disclose within your segment information footnote to the financial statements the fact that effective July 1, 2009 you aggregate the two segment components, repair and distribution, into one reportable segment and that you now have a single operating and reportable segment.  Refer to FASB paragraph 280-10-50-21.a.

Response:

We will ensure and confirm that we will revise and expand our disclosures in MD&A and the notes to the financial statements to clearly state that management of the Company evaluates goodwill for impairment at the entity level effective July 1, 2009.  In addition, we will revise and expand our disclosures within our segment information footnote to the financial statements to disclose the fact that effective July 1, 2009, the Company aggregates the two segment components, repair and distribution, into one reportable segment and that the Company now has a single operating and reportable segment.
* * *

Please do not hesitate to contact me at telephone number (646) 227-1600 or by facsimile number (646) 227-1666 with any questions regarding the responses set forth above.

Very truly yours,

/s/ Wayne I. Danson

Wayne I. Danson
President and Chief Executive Officer

cc:	Gary A. Miller, Esq.
Mark Goldenberg